Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement Nos. 333-226189 and 333-226189-01

Dated July 17, 2018

Supplementing the

Preliminary Prospectus Supplement dated July 16, 2018

(To Prospectus dated July 16, 2018)

PRICING TERM SHEET

July 17, 2018

Offering of

$150,000,000 Aggregate Principal Amount of

4.50% Exchangeable Senior Notes due 2023

of

Encore Capital Europe Finance Limited

The information in this pricing term sheet relates to the offering by Encore Capital Europe Finance Limited (the “Issuer”) of its 4.50% Exchangeable Senior Notes due 2023 (the “Offering”), and should be read together with the preliminary prospectus supplement, dated July 16, 2018, relating to the Offering (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in such Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement.

Issuer	Encore Capital Europe Finance Limited.

Guarantor	Encore Capital Group, Inc.

Ticker / Exchange for Common Stock	ECPG / NASDAQ Global Select Market (“NASDAQ”).

Trade Date	July 18, 2018.

Settlement Date	July 20, 2018.

Notes Offered	4.50% Exchangeable Senior Notes due 2023 of the Issuer (the “Notes”).

Aggregate Principal Amount Offered	$150,000,000 (or, if the underwriters of the Offering fully exercise their over-allotment option, $172,500,000) aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Maturity	September 1, 2023, unless earlier repurchased, redeemed or exchanged.

Stated Interest Rate	4.50% per annum.

Interest Payment Dates	Interest will accrue from the Settlement Date and will be payable semi-annually in arrears on March 1 and September 1 of each year, beginning on March 1, 2019.

Regular Record Dates	February 15 and August 15 of each year immediately preceding the March 1 and September 1 Interest Payment Date, as the case may be.

Last Reported Sale Price per Share of Common Stock on NASDAQ on July 17, 2018	$35.70.

Exchange Premium	Approximately 25.0% above the Last Reported Sale Price per Share of Common Stock on NASDAQ on July 17, 2018.

Initial Exchange Price	Approximately $44.62 per share of the Guarantor’s common stock (the “Common Stock”).

Initial Exchange Rate	22.4090 shares of Common Stock per $1,000 principal amount of Notes.

Underwriting Discount	2.75% of the principal amount of the Notes.

Use of Proceeds	The Issuer estimates that the net proceeds from the Offering will be approximately $144.7 million (or approximately $166.5 million if the underwriters exercise their option to purchase additional Notes in full), after deducting the Underwriting Discount and the Issuer’s estimated expenses related to the Offering. The Issuer intends to use the proceeds from the Offering to fund an intercompany loan to Encore Capital Group UK Limited, which will be used to partially fund the Transaction.

See “Use of Proceeds” in the Preliminary Prospectus Supplement for a more complete description of the intended use of proceeds.

Cost of the Capped Call Transactions	The Guarantor expects to use approximately $15.5 million of cash on hand to fund the cost of the capped call transactions.

Ranking	The Notes and the guarantees will be senior unsecured obligations of the Issuer and the Guarantor, respectively, and will rank:

•	senior in right of payment to indebtedness of the Issuer and the Guarantor, respectively, that is expressly subordinated in right of payment to the Notes or the guarantees, as applicable;

•	equal in right of payment to unsecured indebtedness of the Issuer and the Guarantor, respectively, that is not so subordinated; and

•	effectively junior in right of payment to secured indebtedness of the Issuer and the Guarantor, respectively, to the extent of the value of the assets securing such indebtedness, including the obligations under (i) the Guarantor’s $325.0 million aggregate principal amount of 5.625% senior secured notes due 2024, and (ii) the Guarantor’s revolving credit facility of $794.6 million (the “Revolving Credit Facility”), of which $363.0 million was outstanding as of March 31, 2018, and the Guarantor’s term loan facility of which $203.7 million was outstanding as of March 31, 2018 (the “Term Loan Facility,” and, together with the Revolving Credit Facility, the “Senior Secured Credit Facilities”), and an accordion feature that allows the Guarantor to increase the Senior Secured Credit Facilities by an additional $250.0 million, of which approximately $150.3 million has been exercised as of March 31, 2018.

The guarantees will rank structurally junior to all indebtedness and other liabilities (including trade payables) of the Guarantor’s subsidiaries other than the Issuer (including the subsidiary guarantees of the Guarantor’s $172.5 million aggregate principal amount of 3.00% convertible senior notes due 2020, $161.0 million aggregate principal amount of 2.875% convertible senior notes due 2021 and $150.0 million aggregate principal amount of 3.25% convertible senior notes due 2022).

Joint Book-Running Managers	SunTrust Robinson Humphrey, Inc.

Credit Suisse Securities (USA) LLC

Co-Lead Managers	ING Financial Markets LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

Co-Managers	Citigroup Global Markets Inc.

DNB Markets, Inc.

Fifth Third Securities, Inc.

Regions Securities LLC

CUSIP / ISIN Numbers	29260U AA5 / US29260UAA51.

Increase to Exchange Rate in Connection with a Make-Whole Fundamental Change

If a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement under the caption “Description of Notes— Exchange Rights—Adjustment to Exchange Rate Upon Exchange Upon a Make-Whole Fundamental Change”) occurs prior to the maturity date, and a holder elects to exchange its Notes in connection with such make-whole fundamental change, then the Issuer will, under certain circumstances, increase the exchange rate for such Notes by a number of additional shares of Common Stock (the “additional shares”). The following table sets forth the number of additional shares, if any, to be added to the exchange rate per $1,000 principal amount of Notes for exchanges in connection with a make-whole fundamental change, for each stock price and effective date set forth below:

	Stock Price
Effective Date	$35.70	$38.00	$40.00	$44.62	$50.00	$55.00	$60.00	$70.00	$80.00	$100.00	$150.00	$200.00
July 20, 2018	5.6021	5.0122	4.5566	3.7269	3.0330	2.5590	2.1946	1.6733	1.3188	0.8662	0.3352	0.1189
September 1, 2019	5.6021	4.7459	4.2638	3.4047	2.7108	2.2532	1.9121	1.4415	1.1326	0.7469	0.2942	0.1051
September 1, 2020	5.6021	4.4971	3.9715	3.0584	2.3528	1.9095	1.5934	1.1804	0.9234	0.6129	0.2475	0.0891
September 1, 2021	5.6021	4.2048	3.6065	2.6023	1.8757	1.4541	1.1759	0.8459	0.6590	0.4431	0.1845	0.0661
September 1, 2022	5.6021	4.0377	3.1296	1.9496	1.1960	0.8289	0.6276	0.4367	0.3452	0.2392	0.1038	0.0375
September 1, 2023	5.6021	3.9068	2.5910	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•	if the stock price is greater than $200.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Preliminary Prospectus Supplement), no additional shares will be added to the exchange rate; and

•	if the stock price is less than $35.70 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above, as described in the Preliminary Prospectus Supplement), no additional shares will be added to the exchange rate.

Notwithstanding the foregoing, in no event will the exchange rate per $1,000 principal amount of Notes exceed 28.0111 shares, subject to adjustment in the same manner as the exchange rate pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Exchange Rights—Exchange Rate Adjustments.”

* * *

Encore has filed a preliminary prospectus supplement and a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents Encore has filed with the SEC for more complete information about Encore, the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in this offering will arrange to send you the preliminary prospectus supplement and the prospectus upon request to SunTrust Robinson Humphrey, Inc. at 3333 Peachtree Road NE, 9th Floor, Atlanta, GA 30326, Attention: Prospectus Department, or by telephone at (404) 926-5744, or by fax at (404) 926-5464, or by email at strh.prospectus@suntrust.com; or from Credit Suisse Securities (USA) LLC, One Madison Avenue, New York, NY, 10010, Attention: Prospectus Department, or by telephone at (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com.

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